Structured Investments
Opportunities in Interest Rates

Filed pursuant to Rule 433
November 6, 2006

Relating to Preliminary Pricing Supplement No. 138 dated November 6, 2006 to
 Registration Statement No. 333-131266

6-MONTH LIBOR LINKED RANGE ACCRUAL NOTES DUE 2021
ISSUED BY MORGAN STANLEY

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING
THE OFFERING OF THE NOTES, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF
WHICH CAN BE ACCESSED VIA THE HYPERLINKS SET OUT BELOW, BEFORE YOU DECIDE TO INVEST.
Preliminary Pricing Supplement No. 138, dated November 6, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus dated January 25, 2006 and the Prospectus Supplement dated January 25, 2006 in that registration statement, the Preliminary Pricing Supplement dated November 6, 2006 relating to this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Morgan Stanley” as a search term. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement and Pricing Supplement if you request it by calling your Morgan Stanley Financial Advisor, such other underwriter or dealer or toll-free 1-866-718-1649.

6-Month LIBOR Linked Range Accrual Notes due 2021

Investment Overview

Range Accrual Notes are callable fixed income investments that provide investors the potential of receiving an above-market quarterly interest payment while offering the full return of principal at maturity or call. The interest rate is often much higher than the interest rate for a conventional fixed income security with comparable credit ratings and maturities. Unlike a conventional fixed income security, interest “Accrues” for each calendar day that the 6-Month U.S. Dollar LIBOR rate remains within a prescribed “Range”. Therefore, the amount of interest income generated in a given quarter will vary based upon the number of calendar days the 6-Month U.S. Dollar LIBOR rate is observed within the range. Although the interest rate is a fixed rate during the life of the Note, the amount of interest income paid is variable and could be zero if the 6-Month U.S. Dollar LIBOR rate breaches the pre-determined range for the entire period.

The 6-Month LIBOR Linked Range Accrual Notes due 2021 (the “Notes”) will accrue interest at a rate of 7.00% -7.50% for each day on which the 6-Month U.S. Dollar LIBOR rate is greater than zero and less than or equal to 6.75% - 7.00%.

What is LIBOR?

LIBOR is the most widely used benchmark or reference rate for short term interest rates. LIBOR stands for “London Inter-Bank Offered Rate” and is the rate of interest at which banks borrow funds from one another in the wholesale money markets in the City of London. The British Bankers Association calculates the LIBOR daily for multiple short-term periods in a number of different currencies. The Notes are linked to the 6-month U.S. Dollar LIBOR rate (“6-Month LIBOR”).

Key Investment Rationale

Protect	•	The Notes will redeem at 100% of the initial investment on the call or maturity date regardless of
Principal		the performance of 6-Month LIBOR.

Enhance	•	The Notes offer investors the potential to earn higher current income (7.00% - 7.50%) than that
Yield		obtainable in a conventional callable fixed income security with comparable credit ratings and maturities. Investors receive this enhanced yield in exchange for bearing the risk of accruing 0%
on days that 6-Month LIBOR is observed less than or equal to 0.00% or greater than 6.75% -
7.00%.

Key Benefits

•	Annualized interest rate of 7.00% - 7.50% per year for each day that 6-month LIBOR is greater than 0.00% and less than or equal to 6.75% - 7.00%.

•	Fixed interest rate during the first year eliminates income risk for the full year.

•	Accrued interest is paid on a quarterly basis.

•	Senior unsecured debt obligations of Morgan Stanley, rated Aa3/A+

Key Risks (See Page 5)

•	Income Risk

•	Various Factors Will Affect Market Value

•	Secondary Market Risk

•	Commissions/Projected Profit from Hedging is Likely to Adversely Affect Secondary Market Prices

•	Issuer Credit Risk

6-Month LIBOR Linked Range Accrual Notes due 2021

General Terms

Issuer: Issue Price: Principal Amount:	Morgan Stanley 100% $ . We may increase the aggregate principal amount of the notes prior to the original issue date but are not required to do so.

Principal Protection: Interest: Call Feature: CUSIP: Listing: Denominations: Business Days: Payment Currency: Underwriter: Calculation Agent: Trustee:

100% at Maturity

See “Interest” below

See “Redemption” below

61745EUE9

None

$1,000 / $1,000

New York

USD

Morgan Stanley & Co. Incorporated

Morgan Stanley Capital Services Inc.

The Bank of New York (successor to JPMorgan Chase Bank, N.A.)

Proceeds to Company:	98.00%

Underwriter’s Discounts and Commissions:	2.00%

The Notes will be issued at $1,000 per Note and the agent’s commissions will be $20 per note; provided that the price to public and the agent’s commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Notes will be $996.25 per Note and $16.25 per Note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Notes will be $994.375 per Note and $14.375 per Note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of Notes will be $992.50 per Note and $12.50 per Note, respectively. Agent’s commissions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the Notes distributed by such dealers.

Expected Key Dates

Original Issue Date: December    , 2006                Maturity Date: December 6, 2021                Pricing Date:                , 2006

Redemption

Redemption Percentage at Redemption Date: 100%	Redemption Dates:	December 6, 2007 and each Interest
Payment Date thereafter.

6-Month LIBOR Linked Range Accrual Notes due 2021

Interest

Interest Accrual Date: Interest Payment Period: Interest rate:

December 6, 2006

Quarterly

For the period from and including the Original Issue Date to but excluding December 6, 2007:

7.00% - 7.50% per annum

For the period from and including December 6, 2007 to but excluding the Maturity Date, the Interest Rate shall be determined as follows:

(i)          7.00% - 7.50% per annum times

(ii)          N / ACT (calculated on an actual/actual day count basis); where

“N” = the total number of calendar days in the applicable Interest Payment Period on which the Reference Rate is within the Reference Rate Range (“Accrual days”); and

“ACT” = the total number of calendar days in the applicable Interest Payment Period.

For the purpose of calculating the value of “N”, for each calendar day in an Interest Accrual Period that is not a London Banking Day, the Reference Rate will revert to the setting on the previous London Banking Day.

The actual Interest Rate will be determined on the Pricing Date.

Interest Payment Dates:

Each March 6, June 6, September 6 and December 6, beginning March 6, 2007; provided that if any such day is not a Business Day, that interest payment will be made on the next succeeding Business Day but no adjustment will be made to the Interest Payment Period or to any interest payment made on any succeeding Business Day.

Reference Rate: Reference Rate Range:

6-month USD-LIBOR-BBA, as taken from Telerate page 3750 as of 11:00 a.m. London time.

Greater than 0.00% and less than or equal to 6.75%-7.00%.

The actual Reference Rate Range will be determined on the Pricing Date.

Rate Cut-Off:

Years 2-15: The Reference Rate for any day from and including the fifth New York Banking Day prior to the related Interest Payment Date for any Interest Payment Period shall be the Reference Rate as in effect on the fifth London Banking Day immediately preceding such fifth New York Banking Day prior to such Interest Payment Date.

Day count: New York Banking Day:	Actual/Actual Any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

6-Month LIBOR Linked Range Accrual Notes due 2021

Hypothetical Quarterly Coupon Payments

The following table presents the hypothetical quarterly interest accrued and paid on the Notes assuming:

Range on 6-month Libor: 0 – 6.75% - 7.00%

Hypothetical Interest Rate: 7.50% per annum

Interest Payment Period: A period consisting of ninety (90) calendar days

Accrual Days	Hypothetical Interest Accrual per $1,000	Effective Annualized Coupon Accrued for Calculation Period
0 15 30 60 75 90	$0.00 $3.125 $6.25 $12.50 $15.62 $18.75	0.000% 1.250% 2.500% 5.000% 6.250% 7.500%

Historical Information

     The following graph sets forth the Reference Rate for the period from November 2, 1991 to November 2, 2006. The historical performance of the Reference Rate should not be taken as an indication of its future performance. We cannot give you any assurance that the Reference Rate will be within the Reference Rate Range on any day of any interest payment period commencing on or after December 6, 2007. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

6-Month LIBOR Linked Range Accrual Notes due 2021

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     If there are no Accrual days in any Interest Payment Period commencing on or after December 6, 2007, we will not pay any interest on the notes for that Interest Payment Period and the market value of the notes may decrease. It is also possible that the Reference Rate will not be within the Reference Rate Range for so many days during any quarterly Interest Payment Period commencing on or after December 6, 2007, that the interest payment for that quarterly Interest Payment Period will be less than the amount that would be paid on an ordinary debt security and may be zero. To the extent that the Reference Rate remains outside the Reference Rate Range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

     The interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     The Reference Rate for the last five New York Banking Days of an Interest Payment Period will be the Reference Rate on the London Banking Day immediately prior to those five days. Because the Reference Rate for the last five New York Banking Days of an Interest Payment Period will be the Reference Rate on the London Banking Day immediately prior to those five days, if the Reference Rate on that London Banking Day is not within the Reference Rate Range, you will not receive any interest in respect of those five days even if the Reference Rate as actually calculated on any of those days were to be within the Reference Rate Range.

     Many factors will affect the market value of the Notes. There are various factors that affect the market value of the Notes. These include, but are not limited to, the general level of interest rates, shape of the interest rate yield curve and level of implied interest rate volatility. Accordingly, the secondary market price of the Notes will depend primarily on all of the above factors, perceptions of issuer credit quality and remaining time to maturity.

     The notes will not be listed. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

     Return of principal is subject to the credit risk of the Issuer. Payments at maturity are subject to the ability of the Issuer to pay its obligations when they become due.

Tax Considerations

     The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation – Tax Consequences to U.S. Holders – Notes -Floating Rate Notes.”

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation - Tax Consequences to Non-U.S. Holders”. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.